SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                              Commission File Number000-21391
                           NOTIFICATION OF LATE FILING

             (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F
                          [X] Form 10-Q [ ] Form N-SAR

For Period Ended:   JUNE 30, 1999
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[   ] Transition Report on Form 10-K   [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F   [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

For the Transition Period Ended:

        READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:
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                         PART I. REGISTRANT INFORMATION

Full name of registrant      TURBODYNE TECHNOLOGIES INC.
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Former name if applicable


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Address of principal executive office (STREET AND NUMBER)

  21700 OXNARD STREET, SUITE 1550
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City, State and Zip Code    WOODLAND HILLS, CALIFORNIA 91367
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                         PART II. RULE 12B-25(B) AND (C)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[X]  (b) The subject annual report, semi-annual report, transition report on
     Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company has not been able to complete the compilation of the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's Quarterly Report on Form 10-Q by August 16, 1999, the required filing date, without unreasonable effort and expense.


                           PART IV. OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification

         KHAL KADER                              818          593-2282
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         (Name)                                (Area Code)   (Telephone number)

        (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X] Yes    [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [X] Yes    [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        See Exhibit 99.1 attached.

        In addition to the information provided in Exhibit 99.1, on July 21, 1999, the Company received a notice from the bank informing the Company that it was in default under its credit facility. As a result of the default, the bank informed the Company that all indebtedness of the Company to the bank under the terms of the loan agreements was immediately due and payable. Subsequent to this event, the Company has been in discussions with the bank. As of August 13, 1999, the bank has not demanded payment on the loans. However, pursuant to the loan agreements with the Company, the bank reserves the right without further notice to the Company to take such action at any time as it deems necessary and advisable to recover payment in full, including, without limitation, foreclosure of all liens and security interests arising under the loan agreements and exercising its other rights and other remedies. Failure to exercise such rights does not constitute a waiver of the default described above or of the bank's right to exercise such


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rights at a future date. There can be no assurance that the bank will not exercise all of its rights under the loan agreements. Accordingly, the entire loan balance outstanding under the loan agreements ($11,915,000) has been classified as current debt as of June 30, 1999.


TURBODYNE TECHNOLOGIES INC.
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                         (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    AUGUST 16, 1999                  By    /s/ KHAL KADER
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                                         Name:  Khal Kader
                                         Title: Chief Financial Officer